UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of	February	, 2005.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Mexico

                (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 20-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GRUPO SIMEC, S.A. de C.V. (Registrant)

Date: February 23, 2005.	By:	/s/ Luis García Limón
	Name:	Luis García Limón
	Title:	Chief Executive Officer

PRESS RELEASE	Contact:	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC ANNOUNCES PRELIMINARY (UNAUDITED) RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004

GUADALAJARA, MEXICO, February 22, 2005- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today its preliminary (unaudited) results of operations for the year ended December 31, 2004. Net sales increased 85% to Ps. 5,693 million in 2004 (including the net sales recorded since August 1, 2004 generated by the newly acquired plants in Apizaco and Cholula of Ps. 1,204 million), compared to Ps. 2,930 million in 2003, primarily due to higher finished product prices and also resulting from higher production levels. Primarily as a result of the foregoing, Simec recorded net income of Ps. 1,330 million in 2004 versus net income of Ps. 308 million in 2003.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from its parent company Industrias CH, S.A. de C.V. (“ICH”) of U.S. $19 million for capital stock to be issued in the future. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec’s financial results as of such date.

Simec sold 773,297 metric tons of basic steel products during 2004 (including 155,614 tons produced by the newly acquired plants in Apizaco and Cholula), an increase of 23% as compared to 628,243 metric tons in 2003. Exports of basic steel products were 97,126 metric tons in 2004 (including 12,394 tons produced by the newly acquired plants in Apizaco and Cholula) versus 80,744 metric tons in 2003. Additionally Simec sold 41,832 tons of billet in 2004 as compared to 63,616 tons of billet in 2003. Prices of finished products sold in 2004 increased 63% in real terms versus 2003.

Simec’s direct cost of sales was Ps. 3,266 million in 2004 (including Ps. 797 million relating to the newly acquired plants in Apizaco and Cholula), or 57% of net sales, versus Ps. 1,925 million, or 66% of net sales, for 2003. The average cost of raw materials used to produce steel products increased 44% in real terms in 2004 versus 2003, primarily as a result of significant increases in the price of scrap and certain other raw materials. Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 622 million during 2004 (including Ps. 128 million relating to the newly acquired plants in Apizaco and Cholula), compared to Ps. 488 million in 2003.

Simec’s operating income increased 249% to Ps. 1,805 million during 2004 (including Ps. 279 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 517 million in 2003. Operating income was 32% of net sales in 2004 compared to 18% of net sales in 2003.

Simec recorded other expense, net, of Ps. 18 million in 2004 compared to other expense, net, of Ps. 31 million in 2003. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 418 million in 2004 versus a provision of Ps. 152 million in 2003.

Simec recorded financial expense of Ps. 39 million in 2004 compared to financial expense of Ps. 26 million in 2003 as a result of (i) net interest income of Ps. 6 million in 2004 compared to net interest expense of Ps. 13 million in 2003, (ii) an exchange gain of Ps. 3 million in 2004 compared to an exchange loss of Ps. 3 million in 2003, reflecting lower debt levels during 2004 and a decrease of 0.3% in the value of the peso versus the dollar in 2004 compared to a decrease of 9% in the value of the peso versus the dollar in 2003 and (iii) a loss from monetary position of Ps. 48 million in 2004 compared to a loss from monetary position of Ps. 10 million in 2003, reflecting the domestic inflation rate of 5.2% in 2004 compared to the domestic inflation rate of 4% in 2003 and lower debt levels during the 2004 period.

At December 31, 2004, Simec’s total consolidated debt consisted of approximately $0.3 million of U.S. dollar denominated debt. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. In March 2004, Simec prepaid the remainder of its outstanding bank debt. At December 31, 2004 Simec owed no debt to ICH.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at December 31, 2004.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2004 AND 2003

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%
1	TOTAL ASSETS	8,961,499	100	6,316,898	100

2	CURRENT ASSETS	2,922,754	33	1,325,344	21
3	CASH AND SHORT-TERM INVESTMENTS	506,813	6	542,940	9
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,021,314	11	453,699	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	187,500	2	20,056	0
6	INVENTORIES	1,125,683	13	303,885	5
7	OTHER CURRENT ASSETS	81,444	1	4,764	0
8	LONG-TERM	0	0	10,835	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	10,835	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	5,807,809	65	4,709,664	75
13	PROPERTY	2,176,779	24	2,017,329	32
14	MACHINERY AND INDUSTRIAL	5,881,028	66	4,750,392	75
15	OTHER EQUIPMENT	150,861	2	142,523	2
16	ACCUMULATED DEPRECIATION	2,424,420	27	2,201,129	35
17	CONSTRUCTION IN PROGRESS	23,561	0	549	0
18	DEFERRED ASSETS (NET)	230,936	3	271,055	4
19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	2,478,663	100	1,450,345	100

21	CURRENT LIABILITIES	951,674	38	341,351	24
22	SUPPLIERS	731,930	30	217,696	15
23	BANK LOANS	0	0	20,068	1
24	STOCK MARKET LOANS	3,402	0	3,569	0
25	TAXES TO BE PAID	45,450	2	40,993	3
26	OTHER CURRENT LIABILITIES	170,892	7	59,025	4
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	1,526,989	62	1,108,994	76
32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS’ EQUITY	6,482,836	100	4,866,553	100

34	MINORITY INTEREST	310	0	264	0
35	MAJORITY INTEREST	6,482,526	100	4,866,289	100
36	CONTRIBUTED CAPITAL	4,149,862	64	3,909,419	80
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,948,155	30	1,925,252	40
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,329,186	21	1,328,345	27
39	PREMIUM ON SALES OF SHARES	655,822	10	655,822	13
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	216,699	3	0	0
41	CAPITAL INCREASE (DECREASE)	2,332,664	36	956,870	20
42	RETAINES EARNINGS AND CAPITAL RESERVE	1,624,504	25	1,316,315	27
43	REPURCHASE FUND OF SHARES	84,226	1	84,226	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY	(706,045)	(11)	(751,860)	(15)
45	NET INCOME FOR THE YEAR	1,329,979	21	308,189	6

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CATEGORIES

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	%	AMOUNT	%
3	CASH AND SHORT-TERM INVESTMENTS	506,813	100	542,940	100
46	CASH	171,814	34	173,304	32
47	SHORT-TERM INVESTMENTS	334,999	66	369,636	68

18	DEFERRED ASSETS (NET)	230,936	100	271,055	100
48	AMORTIZED OR REDEEMED EXPENSES	228,977	99	271,055	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	1,959	1	0	0

21	CURRENT LIABILITIES	951,674	100	341,351	100
52	FOREIGN CURRENCY LIABILITIES	373,025	39	88,549	26
53	MEXICAN PESOS LIABILITIES	578,649	61	252,802	74

24	STOCK MARKET LOANS	3,402	100	3,569	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,402	100	3,569	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	170,892	100	59,025	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	170,892	100	59,025	100

27	LONG-TERM LIABILITIES	0	0	0	0
59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	1,526,989	100	1,108,994	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,505,769	99	1,099,540	99
67	OTHERS	21,220	1	9,454	1

32	OTHER LIABILITIES	0	0	0	0
68	RESERVES	0	0	0	0
69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS’’ EQUITY	(706,045)	(100)	(751,860)	(100)
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(706,045)	(100)	(751,860)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
S		AMOUNT	AMOUNT

72	WORKING CAPITAL	1,971,080	983,993
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	22	25
75	EMPLOYERS (*)	802	374
76	WORKERS (*)	1,194	889
77	COMMON SHARES (*)	133,542,984	131,973,022
78	REPURCHASED SHARES (*)	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT

FROM JANUARY 1 TO DECEMBER 31 OF 2004 AND 2003

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%
1	NET SALES	5,693,613	100	2,930,138	100
2	COST OF SALES	3,266,351	57	1,924,957	66
3	GROSS INCOME	2,427,262	43	1,005,181	34
4	OPERATING EXPENSES	622,331	11	487,755	17
5	OPERATING INCOME	1,804,931	32	517,426	18
6	TOTAL FINANCING COST	38,699	1	25,679	1
7	INCOME AFTER FINANCING COST	1,766,232	31	491,747	17
8	OTHER FINANCIAL OPERATIONS	18,482	0	31,158	1
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	1,747,750	31	460,589	16
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	417,771	7	152,399	5
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	1,329,979	23	308,190	11
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	1,329,979	23	308,190	11
14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,329,979	23	308,190	11
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	1,329,979	23	308,190	11
19	NET INCOME OF MINORITY INTEREST	0	0	1	0
20	NET INCOME OF MAJORITY INTEREST	1,329,979	23	308,189	11

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%
1	NET SALES	5,693,613	100	2,930,138	100
21	DOMESTIC	5,086,809	89	2,594,400	89
22	FOREIGN	606,804	11	335,738	11
23	TRANSLATED INTO DOLLARS (***)	52,468	0	28,810	0

6	TOTAL FINANCING COST	38,699	100	25,679	100
24	INTEREST PAID	16,237	42	18,672	73
25	EXCHANGE LOSSES	0	0	2,676	10
26	INTEREST EARNED	21,806	56	5,692	22
27	EXCHANGE PROFITS	3,036	8	0	0
28	(GAIN) LOSS FROM MONETARY POSITION	47,304	122	10,023	39

8	OTHER FINANCIAL OPERATIONS	(18,482)	(100)	(31,158)	(100)
29	OTHER NET EXPENSES (INCOME) NET	(18,482)	(100)	(31,158)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	417,771	100	152,399	100
32	INCOME TAX	31,299	7	28,151	18
33	DEFERRED INCOME TAX	386,472	93	119,151	78
34	WORKERS’ PROFIT SHARING	0	0	5,097	3
35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	AMOUNT

36	TOTAL SALES	6,020,741	3,141,101
37	NET FISCAL INCOME OF THE YEAR	0	0
38	NET SALES (**)	5,693,613	2,930,138
39	OPERATION INCOME (**)	1,804,931	517,426
40	NET INCOME OF MAJORITY INTEREST (**)	1,329,979	308,189
41	NET CONSOLIDATED INCOME (**)	1,329,979	308,190

(**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENTOF THE SECOND QUARTER

FROM OCTOBER 1 TO DECEMBER 31 OF 2004 AND 2003

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%
1	NET SALES	1,743,729	100	795,063	100
2	COST OF SALES	1,016,710	58	526,906	66
3	GROSS INCOME	727,019	42	268,157	34
4	OPERATING EXPENSES	209,229	12	116,606	15
5	OPERATING INCOME	517,790	30	151,551	19
6	TOTAL FINANCING COST	22,647	1	(118)	0
7	INCOME AFTER FINANCING COST	495,143	28	151,669	19
8	OTHER FINANCIAL OPERATIONS	35,115	2	31,455	4
9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	460,028	26	120,214	15
10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	190,785	11	112,431	14
11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	269,243	15	7,783	1
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	269,243	15	7,783	1
14	INCOME FROM DISCONTINUOUS OPERAATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	269,243	15	7,783	1
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	269,243	15	7,783	1
19	NET INCOME OF MINORITY INTEREST	0	0	1	0
20	NET INCOME OF MAJORITY INTEREST	269,243	15	7,782	1

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT OF THE SECOND QUARTER

BREAKDOWN OF MAIN CONCEPTS

FROM OCTOBER 1 TO DECEMBER 31 OF 2004 AND 2003

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
R		AMOUNT	%	AMOUNT	%
1	NET SALES	1,743,729	100	795,063	100
21	DOMESTIC	1,586,862	91	676,961	85
22	FOREIGN	156,867	9	118,102	15
23	TRANSLATED INTO DOLLARS (***)	13,863	0	9,971	0

6	TOTAL FINANCING COST	22,647	100	(118)	100
24	INTEREST PAID	1,082	5	506	429
25	EXCHANGE LOSSES	8,704	38	0	0
26	INTEREST EARNED	3,150	14	2,872	2,434
27	EXCHANGE PROFITS	0	0	7,051	5,975
28	(GAIN) LOSS FROM MONETARY POSITION	16,011	71	9,299	7,881

8	OTHER FINANCIAL OPERATIONS	35,115	100	31,455	100
29	OTHER NET EXPENSES (INCOME) NET	35,115	100	31,455	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	190,785	100	112,431	100
32	INCOME TAX	8,420	4	2,921	3
33	DEFERRED INCOME TAX	182,365	96	105,567	94
34	WORKERS’ PROFIT SHARING	0	0	3,943	3
35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 1 TO DECEMBER 31 OF 2004 AND 2003

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	1,329,979	308,190
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	622,501	329,795
3	CASH FLOW FROM NET INCOME OF THE YEAR	1,952,480	637,985
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,002,979)	(228,625)
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	949,501	409,360
6	CASH FLOW FROM EXTERNAL FINANCING	(20,235)	(352,793)
7	CASH FLOW FROM INTERNAL FINANCING	240,443	377,255
8	CASH FLOW GENERATED (USED) BY FINANCING	220,208	24,462
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(1,205,836)	(10,155)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(36,127)	423,667
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	542,940	119,273
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	506,813	542,940

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(thousands of pesos)

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	622,501	329,795
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	223,170	191,635
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	260
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	399,331	137,900

4	CASH FLOW CHANGE IN WORKING CAPITAL	(1,002,979)	(228,625)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(567,615)	(21,135)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(821,798)	(9,529)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	(244,124)	40,427
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	514,234	(10,166)
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	116,324	(228,222)

6	CASH FLOW FROM EXTERNAL FINANCING	(20,235)	(352,793)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(824)	1,661
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	OTHER FINANCING	0	78
27	BANK FINANCING AMORTIZATION	(19,411)	(354,532)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	240,443	377,255
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	23,744	377,255
31	(-) DIVIDENDS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	216,699	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(1,205,836)	(10,155)
34	+ (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,246,809)	(61,895)
36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	40,973	51,740

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

RATIOS

CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
P
	YIELD
1	NET INCOME TO NET SALES	23.36%	10.52%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	20.52%	6.33%
3	NET INCOME TO TOTAL ASSETS (**)	14.84%	4.88%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.56)%	(3.25)%

	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.64 times	0.46 times
7	NET SALES TO FIXED ASSETS (**)	0.98 times	0.62 times
8	INVENTORIES ROTATION (**)	2.90 times	6.33 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	56 days	49 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	477.28%	78.99%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	27.66%	22.96%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.38 times	0.30 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	15.05%	6.11%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
15	OPERATING INCOME TO INTEREST PAID	111.16 times	27.71 times
16	NET SALES TO TOTAL LIABILITIES (**)	2.30 times	2.02 times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	3.07 times	3.88 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.89 times	2.99 times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.18 times	0.91 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	53.25%	159.06%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	34.29%	21.77%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(17.62)%	(7.80)%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	58.48 times	21.92 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(9.19)%	(1,442.21)%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	109.19%	1,542.21%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	103.40%	609.50%

 (**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

DATE PER SHARE

CONSOLIDATED

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
D

1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 10.00		$ 2.59
2	BASIC PROFIT PER PREFERENCE SHARE (**)	$ 0.00		$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$ 10.00		$ 2.59
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUSOPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00
8	CARRYING VALUE PER SHARE	$ 48.54		$ 36.87
9	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.85	times	1.07	times
12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	9.00	times	15.23	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FINANCIAL STATEMENT NOTES

CONSOLIDATED

s35.- Stockholders’ Equity:

Effects of inflation – The effects of inflation on stockholders’ equity at December 31, 2004 are as follows:

	Historical Cost	Restated Amount	Total
Capital stock	Ps. 1,948,155	Ps. 1,329,186	Ps. 3,277,341
Additional paid-in capital	549,517	106,305	655,822
Contributions for future Capital increases	216,699	0	216,699
Retained earnings	2,481,536	557,173	3,038,709
Excess resulting from restating Stockholders’ equity to reflect Certain effects of inflation	-	164,930	164,930
Effect deferred income tax Bulletin D-4	(662,340)	(208,635)	(870,975)

s39.- Premium in subscription of Capital Stock made in March 29, 2001.

s44.- In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 1,505,769 at December 31, 2004 compared to Ps. 1,099,540 at December 31, 2003. The effect on Simec’s consolidated statement of income in 2004 was an increase of Ps. 386,472 in the provision for income tax and employee profit sharing compared to an increase of Ps. 119,151 in 2003. These provisions do not affect the cash flow of Simec.

r24.- Simec doesn’t have interest paid in UDI’s

r26.- Simec doesn’t have interest earned in UDI’s

c02.- Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

	December 31, 2004	December 31, 2003
Net loss (profit) in money exchange	Ps. (325)	Ps. 5,814
Net loss (profit) in liabilities actualization	(1,166)	(14,413)

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

DIRECTOR REPORT

ANNEXX 1	CONSOLIDATED

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT
OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2004, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at December 31, 2004 was $282,121) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. In March 2004, Simec prepaid $1.7 million of the remainder of its outstanding bank debt. At December 31, 2004 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. (“ICH”).

Simec’s bank debt repayment in March 2004 resulted in the payment in full of its outstanding bank debt. This payment permitted to Simec to cancel the industrial mortgage securing the bank debt and Simec is no longer required to comply with various affirmative and negative covenants.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock to be issued in the future. On July 12, 2004 the shareholders of Simec approved this transaction at an extraordinary shareholders meeting. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec’s financial results as of such da te.

In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from ICH for nominal consideration. Acosa’s sole assets are a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries if any, net of expenses of collection, with respect to the defaulted receivables; upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50%/50% basis.

In November 2003, ICH converted into common shares of Simec the capital contribution to Simec made in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock issued in the fourth quarter of 2003, at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. In May 2004, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of this conversion by ICH to purchase capital stock for Ps.23.7 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.25 per American Depositary Share).

Net resources provided by operations were Ps. 950 million in 2004 versus Ps. 409 million of net resources provided by operations in 2003 (which amount for 2003 reflects the conversion of loans into common shares of Simec for Ps. 194 million). Net resources provided by financing activities were Ps. 220 million in 2004 (which

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

DIRECTOR REPORT

ANNEXX 1	CONSOLIDATED

amount reflects prepayment of bank debt and capital contribution from ICH to Simec in the amount of Ps. 217 million ($19 million) for capital stock to be issued in the future) versus Ps. 24 million of net resources provided by financing activities in 2003 (which amount reflects the prepayment of Ps. 355 million ($31.4 million) of bank debt, the conversion by ICH of Ps. 194 million of loans (plus accrued interest thereon) into common shares and a capital contribution from ICH to Simec in the amount of Ps. 163 million ($14.5 million) for capital stock to be issued in the fourth quarter of 2003). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 1,206 million in 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities) versus net resources used in investing activities of Ps. 10 million in 2003.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Net Sales

Net sales of Simec increased 85% to Ps. 5,693 million in 2004 (including the net sales generated since August 1, 2004 by the newly acquired plants in Apizaco and Cholula of Ps. 1,204 million), compared to Ps. 2,930 million in 2003. Sales in tons of basic steel products increased 23% to 773,297 tons in 2004 (including 155,614 tons produced by the newly acquired plants in Apizaco and Cholula) compared to 628,243 tons in 2003. Exports of basic steel products increased 20% to 97,126 tons in 2004 (including 12,394 tons produced by the newly acquired plants in Apizaco and Cholula) versus 80,744 tons in 2003. Additionally, Simec sold 41,832 tons of billet in 2004, compared to 63,616 tons of billet in 2003. The average price of steel products increased 63% in real terms in 2004 versus 2003.

Direct Cost of Sales

Simec’s direct cost of sales increased 70% to Ps. 3,266 million in 2004 (including Ps. 797 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 1,925 million in 2003. Direct cost of sales as a percentage of net sales was 57% in 2004 compared to 66% in 2003. The average cost of raw materials used to produce steel products increased 44% in real terms in 2004 versus 2003, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simec’s marginal profit increased 141% to Ps. 2,427 million in 2004 (including Ps. 407 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 1,005 million in 2003. As a percentage of net sales, marginal profit was 43% in 2004 compared to 34% in 2003.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 27% to Ps. 622 million in 2004 (including Ps. 128 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 488 million in 2003; Simec recorded an increase of Ps. 31 million in

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

DIRECTOR REPORT

ANNEXX 1	CONSOLIDATED

depreciation and amortization expense, which in 2004 was Ps. 223 million (including Ps. 25 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 192 million in 2003.

Operating Income

Simec’s operating income increased 249% to Ps. 1,805 million in 2004 (including Ps. 279 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 517 million in 2003. Operating income was 32% of net sales in 2004 and 18% of net sales in 2003.

Financial Income (Expense)

Simec recorded financial expense of Ps. 39 million in 2004 compared to financial expense of Ps. 26 million in 2003. Simec recorded an exchange gain of approximately Ps. 3 million in 2004 compared to an exchange loss of Ps. 3 million in 2003, reflecting a 0.3% decrease in the value of the peso versus the dollar in 2004 compared to a

9% decrease in the value of the peso versus the dollar in 2003 and lower debt levels in 2004. Net interest income was Ps. 6 million in 2004 versus net interest expense of Ps. 13 million in 2003. Simec recorded a loss from monetary position of Ps. 48 million in 2004 compared to a loss from monetary position of Ps. 10 million in 2003, reflecting the domestic inflation rate of 5.2% in 2004 as compared to 4% in 2003 and lower debt levels during 2004.

Other Income (Expense), Net

Simec recorded other expense, net, of Ps. 18 million in 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 14 million (ii) a reserve of Ps. 6 million relating to the clean-up of contaminated land at the Pacific Steel facilities, (iii) a reserve of Ps. 13 million relating to the realizable value of idle machinery and equipment, (iv) a reserve for doubtful account of Ps. 10 million and (iv) other expense related to financial operations of Ps. 3 million) compared to other expense, net, of Ps. 31 million in 2003 (reflecting (i) a reserve of Ps. 11 million relating to the clean-up of contaminated land at the Pacific Steel facilities, (ii) a reserve of Ps. 19 million relating to the realizable value of idle machinery and equipment and (iii) other expense related to other financials operations of Ps. 1 million).

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 418 million for income tax and employee profit sharing in 2004 (including a provision of Ps. 386 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 152 million in 2003 (including a provision of Ps. 119 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 1,330 million in 2004 compared to net income of Ps. 308 million in 2003.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

DIRECTOR REPORT

ANNEXX 1	CONSOLIDATED

employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liability resulting from the adoption of this Bulletin was Ps. 1,506 million at December 31, 2004 compared to Ps. 1,100 million at December 31, 2003. The effect on Simec’s consolidated statement of income in 2004 was an increase of Ps. 386 million in the provision for income tax and employee profit sharing compared to an increase in the provision of Ps. 119 million in 2003. These provisions do not affect the cash flow of Simec.

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FINANCIAL STATEMENT NOTES

ANNEXX 2	CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.

° Industrias del Acero y del Alambre, S.A. de C.V.

° Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers – At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FINANCIAL STATEMENT NOTES

ANNEXX 2	CONSOLIDATED

commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging” therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of Dece mber 31, 2004 are as follows:
Years
Buildings	15 to 50
Machinery and equipment	10 to 40

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FINANCIAL STATEMENT NOTES

ANNEXX 2	CONSOLIDATED

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

l. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2004 and 2003. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FINANCIAL STATEMENT NOTES

ANNEXX 2	CONSOLIDATED

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At December 31, 2004, Simec’s total consolidated debt consisted of $302,000 of 8 7/8% MTN’s due 1998 (accrued interest at December 31, 2004 was $282,121) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. In March 2004, Simec prepaid $1.7 million of the remainder of its outstanding bank debt. At December 31, 2004 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. (“ICH”).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 18,925 (U.S. $1,680,048) at December 31, 2004, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,207 per month.

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS

ANNEXX 3	CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)
SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE
1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	474,393,215	99.99	38,359	4,423,971
2 ADMINISTRADORA DE CARTERA DE OCCIDENTE		49,999	99.99	50	(25,028)
TOTAL INVESTMENT IN SUBSIDIARIES				38,409	4,398,943
ASSOCIATEDS		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					4,398,943

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)
					Time Interval
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS
WITH WARRANTY

TOTAL BANKS			0	0	0	0	0	0	0	0

LISTED IN THE MEXICAN
STOCK EXCHANGE
UNSECURED DEBT
MEDIUM TERM NOTES	12/15/1998	9.33	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0

SUPPLIERS
VARIOUS			405,468	0	0	271,737	0	0	0	0

TOTAL SUPPLIERS			405,468	0	0	271,737	0	0	0	0

OTHER CURRENT LIABILITIES
AND OTHER CREDITS
VARIOUS			127,731	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES			127,731	0	0	0	0	0	0	0
AND OTHER CREDITS

TOTAL			533,199	0	0	271,737	0	0	0	0

Credit Type / Institution	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands of Pesos)
	Time Interval
	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS
WITH WARRANTY

TOTAL BANKS	0	0	0	0	0	0

LISTED IN THE MEXICAN
STOCK EXCHANGE
UNSECURED DEBT
MEDIUM TERM NOTES	3,402		0	0	0	0
TOTAL STOCK EXCHANGE	3,402	0	0	0	0	0

SUPPLIERS
VARIOUS	0	54,725	0	0	0	0

TOTAL SUPPLIERS	0	54,725	0	0	0	0

OTHER CURRENT LIABILITIES
AND OTHER CREDITS
VARIOUS	0	43,161	0	0	0	0

OTHER CURRENT LIABILITIES	0	43,161	0	0	0	0
AND OTHER CREDITS

TOTAL	3,402	97,886	0	0	0	0

NOTES:

     1.- The exchange rate of the peso to the U.S. Dollar at December 31, 2004 was Ps. 11.2648

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEXX 6	CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREING MONETARY POSITION

TOTAL ASSETS	68,091	767,017	0	0	767,017

LIABILITIES POSITION	32,809	369,600	304	3,425	373,025
SHORT TERM LIABILITIES POSITION	32,809	369,600	304	3,425	373,025
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	35,282	397,417	(304)	(3,425)	393,992

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2004 WAS PS. 11.2648

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

INTEGRATION AND INCOME

CALCULATION BY MONETARY POSITION

(Thousands of Pesos)
ANNEXX 7	CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)

JANUARY	3,668,488	3,021,189	(647,299)	0.62	(4,023)
FEBRUARY	1,181,183	468,147	(713,036)	0.60	(4,265)
MARCH	1,400,780	596,467	(804,313)	0.34	(2,725)
APRIL	1,411,536	542,155	(869,381)	0.15	(1,312)
MAY	1,528,433	552,485	(975,948)	(0.25)	2,448
JUNE	1,748,525	551,719	(1,196,806)	0.16	(1,918)
JULY	1,890,011	488,639	(1,401,372)	0.26	(3,673)
AUGUST	2,097,374	484,552	(1,612,822)	0.62	(9,956)
SEPTEMBER	1,413,141	814,566	(598,575)	0.83	(4,949)
OCTOBER	1,468,531	640,756	(827,775)	0.69	(5,733)
NOVEMBER	1,673,344	697,878	(975,466)	0.85	(8,321)
DECEMBER	1,687,983	674,451	(1,013,532)	0.21	(2,094)
ACTUALIZATION					(783)
CAPITALIZATION					0
FOREIGN CORPOPATION					0
OTHER					0

TOTAL					(47,304)

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET
ANNEXX 8	CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.

B) Total liabilities to total assets do not be more than 0.60.

C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 3.07 times.

B) Accomplished the actual situation is 0.28

C) Accomplished the actual situation is 124.91

As of December 31, 2004, the remaining balance of the MTNs not exchanged amounts to Ps. 3,402 ($302,000 dollars).

C.P. José Flores Flores

Chief Corporate Financial Planning Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEXX 9	CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	87
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	75
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	84

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

MAIN RAW MATERIALS

ANNEXX 10	CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
SCRAP	VARIOUS	SCRAP	VARIOUS	YES	52.10
ELECTRICITY	C.F.E			NO	9.31
FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	7.00
ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	1.74

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEXX 11	CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION
	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	185	744,404	168	1,210,876
COMMERCIAL PROFILES	87	373,131	83	612,195
REBAR	186	680,647	136	952,581
FLAT BAR	78	358,333	72	536,177
STEEL BARS	220	941,299	208	1,558,735
OTHER	4	3,048	8	48,838
BILLET	42	107,321	42	167,407
T O T A L		3,208,183		5,086,809

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT

ANNEXX 11	CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION
	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES			12	78,528
COMMERCIAL PROFILES			7	47,997
REBAR			56	354,096
STEEL BARS			20	115,160
FLAT BAR			2	11,023
T O T A L				606,804

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
B			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192
TOTAL			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
                133,542,984

SHARES PROPORTION BY :

CPO’S :	0
ADRS’s :	3,043,117 ADR’S OF 1 SHARE EACH ONE.
UNITS :	0
GDRS’s :	0
ADS’s :	0
GDS’s :	0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE
		AT REPURCHASE	AT QUARTER

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSTRUCTION IN PROGRESS

(Project, Total Investment and % of Advance)

ANNEXX 13	CONSOLIDATED

THE PROYECTS IN PROGRESS AT DECEMBER 31, 2004, ARE:

PROYECTS IN PROGRESS	TOTAL INVESTMENT	PHISICAL ADVANCE	FINISHED AT

EXCHANGE HEATER FOR FURNACE ROLLING MILL	7,278	95%	FEBRUARY 2005
INCREASE PRODUCTIVITY IN DEMAG ROLLING MILL	9,651	80%	JULY 2005
VARIOUS	6,632

TOTAL INVESTMENT AT DECEMBER 31, 2004	23,561

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES
ANNEXX 14	CONSOLIDATED

Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. JOSE FLORES FLORES CHIEF CORPORATE FINANCIAL PLANNING OFFICER

GUADALAJARA, JAL, AT FEBRUARY 22 OF 2005